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SEC FILE NUMBER
8-45502

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SNOWBALL CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 24 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 BRICKELL AVE, 8TH FLOOR
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS ALMERINI	1 (908) 944-9897	LALMERINI@PRIMARYLLC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

733 ROUTE 35 NORTH, SUITE A	OCEAN	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, JOHN C. LEO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SNOWBALL CAPITAL LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Virginia county of Prince William
Acknowledged before me ob 03-18-2025 by John Christopher Leo

Atm Nurul Alam
Notary Public Electronic Notary Public
Notarized remotely online using communication technology via Proof.

Atm Nurul Alam
REGISTRATION NUMBER 283777
COMMISSION EXPIRES June 30, 2028

Signature:

Title:
PRESIDENT AND CEO

SEC Mail Processing
MAR 2 4 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SNOWBALL CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO

RULE 17a-5(d)

DECEMBER 31, 2024

SNOWBALL CAPITAL LLC

TABLE OF CONTENTS

DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Snowball Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Snowball Capital LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Snowball Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Snowball Capital LLC's management. Our responsibility is to express an opinion on Snowball Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Snowball Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Snowball Capital LLC's auditor since 2023.

Adeptus Partners, LLC

Ocean, New Jersey
March 19, 2025

SNOWBALL CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash	$	63,693
Prepaid expenses		8,703
Total assets	$	72,396
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	52,846
Members' equity		
Members' equity		19,550
Total liabilities and members' equity	$	72,396

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND BUSINESS

Snowball Capital LLC's predecessor entity, HP Securities, Inc. ("HP Securities"), was incorporated in the state of Oregon in December 1992 and was registered as a broker dealer in securities with the Securities and Exchange Commission ("SEC"). In November 2023, the former shareholders of HP Securities sold their shares to new shareholders in accordance with the rules and regulations of FINRA. On March 6, 2024, HP Securities was merged into Snowball Capital LLC, a Florida limited liability company (the "Company"). The Company succeeded HP Securities as a registered broker dealer in securities and is engaged in the following types of business: (1) underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offering; (2) mergers and acquisitions; (3) private placements of securities; and (4) referral business, transaction-based compensation for referring securities transactions to other broker-dealers. The Company's office is located in Miami, Florida. The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and instead is relying on Footnote 74 of SEC Release No. 34-70073.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company' s main sources of revenue are advisory fees for independent advice on mergers and acquisitions services and referral fees for placement of private equity capital.

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligation(s) in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company receives referral fees for acting as a placement agent. Fees and commissions for successful placements are recognized when the transaction closes or as other terms of the agreement are satisfied. The Company also receives fees for providing investment banking advisory services. Fees for these services are recognized when the transaction closes or as other performance obligations of the agreement are satisfied.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Information

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for public entities for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are included in Note 10 – Segment Information.

NOTE 3 – INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. As such, the Company's operating results are included in the income tax returns of its members, and the Company itself is not subject to U.S. Federal, state, or local income taxes.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the United States. The Company has no open years subject to examination by tax authorities and believes that its underlying tax positions are fully supportable at both the Federal and state levels. The Company's predecessor entity, HP Securities' Federal and state income tax returns prior to fiscal year 2021 are no longer subject to examination by taxing authorities.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of Rule 15c3-1, the Company must maintain net capital, as defined, equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2024, the Company had net capital (as defined by Rule 15c3-1) of $10,847, which was $5,847 greater than the aforementioned net capital requirement. The Company's aggregate indebtedness as a percentage of net capital was 487.19%.

NOTE 5 – EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption from the SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release 34-70073, amending SEC Rule 17a-5 because the Company limits its business activities exclusively to the following types of business: (1) underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offering; (2) mergers and acquisitions; (3) private placements of securities; and (4) referral business, transaction-based compensation for referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) during the year ended December 31, 2024.

NOTE 6 – CONCENTRATIONS AND UNCERTAINTIES

The Company places its cash with quality institutions. The Federal Deposit Insurance Corporation ("FDIC") insures interest and non-interest-bearing accounts up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may exceed the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

NOTE 7 – LEASES

The Company's employees work remotely. The Company pays a month-to-month fee for shared use of an office in Miami, Florida, pursuant to a virtual office agreement. The Company has no long-term leases.

NOTE 8 – CONTINGENCIES

The Company is currently not party to any arbitration claims, counterclaims or lawsuits.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA and the United States Securities and Exchange Commission.

As part of the regulatory process, the Company is subject to routine examinations by regulatory authorities, the purpose of which are to determine the Company's compliance with rules and regulations promulgated by the respective regulatory authority. It is not uncommon for regulators to assert, upon completion of an examination, that the Company has violated certain rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. Depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

NOTE 9 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statement was available to be issued. The evaluation did not identify any subsequent events that would require disclosure in and/or adjustment to the Company's financial statement as of December 31, 2024.

NOTE 10 – SEGMENT INFORMATION

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of providing investment banking advisory, private placement, and referral services in the securities industry. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the Company's business activities using information of the Company as a whole. As the Company has only one operating segment, no additional segment-level information is required to be disclosed under the provisions of ASC 280.

The accompanying statement of financial condition presents all segment assets and liabilities of this single reporting segment.